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[Music]
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people of earth hello this is the
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grizzlies cosmic black elevator pitch
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we're a canned cocktail featuring real
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aged bourbon gourmet cola and no sugar
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added why whiskey and cola is the most
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conspicuously underrepresented cocktail
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in the rtd market so we decided to fill
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that void we made grizzlies cosmic black
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the first in a line of bourbon and cola
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are tvs all of them are made with wait
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for it real age bourbon we use a
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two-year-old high ride bourbon so
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whiskey lovers can respect us gourmet
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crafted cola tasting notes of cinnamon
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nutmeg toasted marshmallow and just a
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little heat it's good and of course
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no sugar added to appeal to hard seltzer
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drinkers who are dying for a little more
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flavor or health conscious drinkers who
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don't want to waste calories on a lot of
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unnecessary sugar our branding is

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artistic out there friendly fun and
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cosmic we are the only beverage that
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space yeti approved and we just won some
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awards gold medals in the 2021 can
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challenge for both taste and design and
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something for the proof awards they just
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haven't told us what yet so once again
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say it with me real age bourbon gourmet
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cola no sugar added and did we mention
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the space yetis come on get cosmic
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[Music]